UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

22 August 2008

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: August 22, 2008	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2008. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2008
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each £1	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each	300,000
Authorised preference share capital – shares of €100 each	400

Ordinary shares – issued and fully paid shares of £1 each	2,338,171
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,397
Share premium account	12,063
Other reserves	(1,308)
Other shareholders’ funds	2,849
Retained earnings	14,800

Shareholders’ equity excluding minority interests	30,801
Minority interests	1,826

Total Shareholders’ equity	32,627

Group indebtedness (1)
Subordinated liabilities (2)	21,583
Debt securities in issue(3)	115,739

Total indebtedness	137,322

Total capitalisation and indebtedness	169,949

Group contingent liabilities
Acceptances and endorsements	473
Guarantees and assets pledged as collateral security	51,439
Other contingent liabilities	9,804

Total contingent liabilities	61,716

Notes:

1.	“Group indebtedness” includes interest accrued as at 30th June 2008 in accordance with International Financial Reporting Standards.

2.	On 3rd July 2008, Barclays Bank PLC redeemed JPY 5,500,000,000 Floating Rate Subordinated Step-up Callable Notes due 2013.

3.	In addition to this there were £66,482 million of debt securities in issue accounted on a fair value basis as at 30th June 2008.